UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the year ended December 31, 2001
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                              to

Commission File Number 1-12718

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HEALTH NET, INC.
401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEALTH NET, INC.
(formerly Foundation Health Systems, Inc.)
21650 OXNARD STREET
WOODLAND HILLS, CALIFORNIA 91367

C.	Exhibits.	Exhibit Index
	23.1	Consent of Deloitte & Touche LLP, a copy of which is filed herewith.
99.1
Financial Statements as of December 31, 2001 and 2000 and for the Year Ended December 31, 2001, Supplemental Schedule at End of Year as of December 31, 2001 and Independent Auditors' Report of Health Net, Inc. 401(k) Savings Plan.

SIGNATURES

        THE PLAN. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HEALTH NET, INC. 401(k) SAVINGS PLAN
June 27, 2002
/s/  MARVIN P. RICH
Marvin P. Rich
Executive Vice President, Finance and Operations of Health Net, Inc. (the Plan's sponsor) and Member of the Health Net, Inc. Benefits Committee (the Plan's Administrative Committee)